FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: June 23, 2004                                                   By :    /s/David Patterson/s/
Title:     CEO

TERRA NOVA GOLD CORP.

TSX Venture Exchange Symbol: TGC
Frankfurt Stock Exchange Symbol: GLT
Berlin Stock Exchange Symbol: GLT
June 23, 2004

EXPLORATION BEGINS ON SAN DIEGO PROPERTY

Harvey Keats, President of Terra Nova Gold Corp. announces that a summer exploration program consisting of an airborne magnetic survey, grid expansion and soil surveys is underway on the San Diego Property. The majority of the current grid and soil work is being carried out over areas to the northeast and southwest of the extensive (2.5 km by 1 km) copper/molybdenum silt and soil anomaly identified by Noranda in 2002 and 2003. Soil surveys will also be carried out over other anomalous zones on the San Diego Property where silt sample values indicate the potential for other mineralized systems.

To better define the extent of the mineralized porphyry underneath the overlying metamorphic complex a 1,077 line kilometer airborne magnetic geophysical survey will be flown in late July. An extensive diamond drill program will begin in October to drill test the mineralized and altered porphyry system to determine the extent and the grade of the mineralized porphyry and the degree of supergene enrichment. The Company has committed to spending CDN$1,000,000 on exploration in 2004. Exploration work is being conducted by the project operator, Noranda Exploracion Mexico, S.A. de C.V.

The San Diego Property is a new, undrilled, porphyry copper prospect in Michoacan State, Mexico located within the major structural trend that hosts the world class porphyry copper deposits in the Southwest US and Mexico. In Mexico, the porphyry copper related occurrences are concentrated in the states of Sonora – Sinaloa, and Michoacan – Guerrero (Sierra Madre de Sur) and are associated with Laramide aged intrusives (late Cretaceous – early Tertiary).

Work conducted by Noranda in 2002 and 2003, including a detailed silt sampling survey and a soil sampling survey, has defined an extensive copper silt and soil anomaly, approximately 2.5 km by 1 km, and strong hydrothermal alteration, with chalcopyrite and chalcocite, associated with a Laramide aged porphyry. The copper soil anomaly covers an area with copper values greater than 400 parts per million (ppm), and includes anomalous areas greater than 800 ppm, greater than 1200 ppm and spot highs greater than 2000 ppm and as high as 3340 ppm.

There is a gold anomaly coincident with the copper anomaly with gold values greater than 10 parts per billion (ppb) with spot highs greater than 200 ppb, greater than 400 ppb and as high as 660 ppb. Further work will be required to determine how the gold is related to the porphyry copper system.

In addition, Noranda constructed a 9 km long bulldozer trail in January of 2003 that leads to the center of the porphyry mineralization. A small 200 metre spaced grid was installed for a magnetic survey, soil sampling, and to provide geographic control for detailed mapping in the area of alteration and mineralization. Regional work on the Property indicates other anomalous zones that require follow-up and might be quickly upgraded to a similar stage as the main San Diego drill target.

Previous to the government constructing a 26 km truck road into the area in 2001, access was restricted to horseback or mule. For this reason, the area received little exploration attention in the past. The Property is heavily vegetated and thus not amenable to detection using satellite imagery. Attention was initially drawn to the area as a result of a regional silt sampling program conducted by the government’s Consejo de Recursos Minerales.

Noranda’s soil sampling survey indicates that the copper rich core of the system is open to the south and additional grid work is required to determine the size of the system.

Terra Nova has the option to earn a 50% interest in the Property from Noranda Exploracion Mexico, S.A. de C.V., by incurring a total of CDN$15,000,000 on exploration and related work on or before May 31, 2009.

Kerry Sparkes, Director of the Company, is the designated Qualified Person responsible for the technical information in this news release.

On behalf of the Board of Directors,
TERRA NOVA GOLD CORP.

“Harvey Keats”
President

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's registration statement on Form 20-F filing with the United States Securities and its home jurisdiction filings that are available at www.sedar.com.

Special Cautionary Note for U.S. Investors

This news release also contains information about adjacent properties on which we have no right to explore or mine.  We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.
TERRA NOVA GOLD CORP.
3rd Floor, 157 Alexander Street, Vancouver, B.C. Canada V6A 1B8
Tel: (604) 684-0561 ? Fax: (604) 602-9311 ? Toll Free: 1-800-565-5336
Web: www.terranovagold.com ? E-Mail: terranova@bed-rock.com

No regulatory authority has approved or disapproved the information contained in this news release.